# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LeonaBio, Inc., CIK 0001620463
CUSIP: 04746L203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, Washington (WA), 98011
Date of event which requires filing of this statement: 08/24/2026
Filed by CIK 0001655566
Persons authorized to receive notices and communications: David Portman, 250 E Broad St, Ste 250, Columbus, Ohio (OH), 43215, 614-582-6849

## Reporting persons
- Sermonix Pharmaceuticals, Inc. (CIK 0001655566): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,502,402; sole dispositive power 0; shared dispositive power 5,502,402; aggregate amount beneficially owned 5,502,402 (36.9% of the class)
- Portman David J. (CIK 0002126186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,502,402; sole dispositive power 0; shared dispositive power 5,502,402; aggregate amount beneficially owned 5,502,402 (36.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: LeonaBio, Inc.
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, Washington (WA), 98011

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Sermonix Pharmaceuticals, Inc., a Delaware corporation, and David Portman, its CEO (each a Reporting Person). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 7 hereto.
Residence or business address: 250 E. Broad St., Suite 250 Columbus, OH 43215
Present principal occupation or employment: The principal business of Sermonix Pharmaceuticals, Inc. is pharmaceutical intellectual property licensing and clinical development. The principal occupation of David Portman is the CEO of Sermonix Pharmaceuticals.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: David Portman is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prefunded warrants to purchase shares of Common Stock of Issuer received by Sermonix Pharmaceuticals, Inc. were partial consideration for the licensing of intellectual property held by Sermonix Pharmaceuticals, Inc. to the Issuer pursuant to a License Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of securities of the issuer is part of a strategic collaboration as previously disclosed between Sermonix Pharmaceuticals, Inc. and the Issuer, as set forth in the previously disclosed License Agreement and Securities Purchase Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on an aggregate of 9,421,663 shares of Common Stock outstanding, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026, and give effect to the exercise of warrants held by the Reporting Persons for an aggregate of 5,502,402 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: On August 24, 2026, Sermonix Pharmaceuticals, Inc. became eligible to exercise its prefunded warrants to purchase 5,502,402 shares of Common Stock in the Issuer, pursuant to the transactions contemplated by the License Agreement and Securities Purchase Agreement. The warrant was previously subject to an exercise cap equal to 4.99% of outstanding Issuer common stock (which cap applied to Sermonix Pharmaceuticals and any affiliates on an aggregate basis). In addition to the foregoing, Sermonix Pharmaceuticals effected an assignment to transfer a portion of its prefunded warrants to purchase 2,352,932 shares of Common Stock in the Issuer to Perceptive Xontogeny as a distribution-in-kind, which assignment will be effective October 26, 2026. Sermonix took action to exercise the warrant with respect to 3,149,470 shares of Common Stock, effective October 26, 2026. Sermonix declared a distribution-in-kind with respect to 4,725,754 shares of Common Stock (including the 2,352,932 assigned to Perceptive Xonotogeny Venture Fund II, LP), payable on October 26, 2026. Sermonix also entered into an agreement with a creditor to assign 170,940 to such creditor in satisfaction of amounts owed, with such remittance of Common Stock to occur on or shortly after October 26, 2026. Except for the transactions described in this Item 5(c), the Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Shareholders of Sermonix Pharmaceuticals, Inc. who will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Common Stock in the Issuer are:
Perceptive Xontogeny Venture Fund II, LP;
HPW Asset Management Limited
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On December 18, 2025, the issuer entered into two agreements with Sermonix Pharmaceuticals, Inc.: 1) the Securities Purchase Agreement to purchase the prefunded warrant to purchase Common Stock reported on this Schedule 13D, 3) a Registration Rights Agreement, wherein the issuer agreed to prepare and file a registration statement to register the resale of the shares of Common Stock purchased pursuant to the Securities Purchase Agreement, and 3) a License Agreement, pursuant to which Sermonix granted the issuer an exclusive license to develop, manufacture and commercialize lasofoxifene on a worldwide basis except with respect to certain territories in Asia, in exchange for royalties, milestone payments, and the prefunded warrant to purchase common stock in the issuer. On December 23, 2025, the transactions contemplated by these agreements were closed. On August 24, 2026, Sermonix Pharmaceuticals effected an assignment to transfer a portion of its prefunded warrants to purchase 2,352,932 shares of Common Stock in the Issuer to Perceptive Xontogeny as a distribution-in-kind, which assignment will be effective October 26, 2026. On August 24, 2026, Sermonix took action to exercise the warrant with respect to 3,149,470 shares of Common Stock, effective October 26, 2026. Sermonix declared a distribution-in-kind with respect to 4,725,754 shares of Common Stock (including the 2,352,932 assigned to Perceptive Xonotogeny Venture Fund II, LP), payable on October 26, 2026. Sermonix also entered into an agreement with a creditor to assign 170,940 to such creditor in satisfaction of amounts owed, with such remittance of Common Stock to occur on or shortly after October 26, 2026. David Portman was granted, in April 2026, options to purchase 350,000 shares of Common Stock in the Issuer in exchange for consulting services, subject to a vesting schedule commencing in April of 2027. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, incorporated by reference as exhibits hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7 Joint Filing Agreement (filed herewith)
Exhibit 8 Securities Purchase Agreement (incorporated by reference to Exhibit 10.31 to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026)
Exhibit 9 Registration Rights Agreement (incorporated by reference to Exhibit 4.8 to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026)
Exhibit 10 License Agreement (incorporated by reference to Exhibit 10.28 to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2026)
Exhibit 24.1 Sermonix Pharmaceuticals Power of Attorney (filed herewith)
Exhibit 24.2 David Portman Power of Attorney (filed herewith)

## Signatures
- Sermonix Pharmaceuticals, Inc.: /s/ David Portman, David Portman, Chief Executive Officer (08/31/2026)
- Portman David J.: /s/ David Portman, David Portman (08/31/2026)